U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                             BRENEX OIL CORPORATION
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)

        UTAH                                        87-0666021
        ----                                        -----------
(State or other jurisdiction of                  (Employer I.D. No.)
       organization)

                             90 South 100 West #205
                              St. George UT 84771
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (435) 628-0046

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                      $0.0001 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

Documents Incorporated by Reference:

None.

                            Part I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

Organization, Charter Amendments and General History
----------------------------------------------------

Brenex Oil Corp., a Utah corporation (the "Company"), formerly Desert Automotive Research, Inc., was incorporated under the laws of the State of Utah on August 9, 1977. On September 1, 1981, the Company's directors amended the Articles of Incorporation to change the name to Brenex Oil Corporation. On February 6, 2000, the Company's directors amended the Articles of Incorporation to change the par value of the common stock from $.01 to $.0001. Copies of the Company's Articles of Incorporation, Articles of Amendments to the Articles of Incorporation and Bylaws are attached hereto and are incorporated herein by reference. See the Index to Exhibits, Part III, Item 1.

Public Offering
---------------

The Company filed a Registration Statement by qualification with the State of Utah, Division of Securities (the "Division"), on October 31, 1977. The Registration Statement was declared effective by the Division on November 31, 1978. Following, the Company submitted an application for secondary trading and it was declared effective by the Division.

Material Changes of Control Since Inception and Related Business History
------------------------------------------------------------------------

The Company currently has one beneficial holders, Cecil C. Wall, who owns 73% of its outstanding common stock See the caption, "Security Ownership of Certain Beneficial Owners and Management," Item 4.

On November 11, 1999, Rick Anthony was appointed as a director of the Company. On November 11, 1999, Cecil D. R. Wall, the Company's Director resigned. On
November 11, 1999, Kimberly Hacking, the Company's Director resigned. On November 23, 1999, Alycia Anthony was appointed as a director of the Company.

On November 25, 1999, Alycia Anthony was elected President, Cecil C. Wall was elected Vice President and Rick Anthony was elected Secretary. The Company's officers were elected by the entire membership of the directors.

Sales of "unregistered" and "restricted" securitites over the past three years.
--------------------------------------------------------------------------------

On December 1, 2000, the Company issued 1,000,000 shares pursuant to Rule 701 of Securities Act of 1933. These shares were issued to two of the Company's consultants, in accordance with a written compensation plan adopted by the Board of Directors for services in the amount of $1,000, rendered to the Company, issued at $.001 per share.

Business.
---------

The Company was organized by the directors principally for the purpose of engaging in any lawfull activity. In September of 1981, the Company began pursuing opportunities in the development and production of oil well facilities including entering into leases and partnerships and acting as general partner of ventures. These operations proved to be unsuccessful and ended over ten years ago, and since there have been no further operations. Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over ten years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has no assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities
Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to obtain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. The company is not currently listed on the OTC Bulletin Board.

In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

No Assets; No Source of Revenue
-------------------------------

     The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Money is being forwarded to the Company, for expensesby a shareholder of the Company. See the heading "Limited Funds." The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

Discretionary Use of Proceeds; "Blank Check" Company.
-----------------------------------------------------

Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.
----------------------------------------------------------------------

Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.
------------------------------------------------------------------

To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

Uncertain Structure of Acquisition
----------------------------------

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

Potential Dilution
------------------

The Company is authorized to issue 50,000,000 shares of common stock. As of December 1, 2000, only 16,003,951 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

Limited Funds Available for Operating Expenses
----------------------------------------------

The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Lack of Public Information Regarding Acquisition
------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidates. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

State Restrictions on "Blank  Check" Companies
----------------------------------------------

Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of the Company.
---------------------------------------------------------------------

Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

Voting Control Held by The Board of Directors
---------------------------------------------

Due to the fact that one stockholder controls ownership of a majority of the shares of the Company's outstanding common stock (approximately 73% of the outstanding voting securities of the Company), this stockholder has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part II, Item 4.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

Risks of "Penny Stock."
----------------------

The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
---------------------------------------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

The Company has not engaged in any material operations or had any revenues from operations during the last ten fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

For the past ten years the Company has had no material operations. It has had losses of ($0) and ($0), for the years ended October 31, 2000 and 1999, respectively.

Liquidity.
----------

The Company had no assets during the years ended October 31, 2000 and 1999.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the address and telephone number of Cecil C. Wall, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Cecil C. Wall, the Company's Vice President, of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

        Security Ownership of Certain Beneficial Owners.
        ------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than ten percent of the Company's common stock as of the date hereof:

                           Number of Shares Percentage

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
Cecil C. Wall                      11,740,108                    73%

       Security Ownership of Management.
        ---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                          Number of Shares       Percentage of

Name and Address         Beneficially Owned        of Class
----------------         ------------------      -------------
Alycia C. Anthony                      0               0%
Cecil C. Wall                 11,740,108              73%
Rick R. Anthony                        0               0%

TOTAL OFFICERS & DIRECTORS    11,740,108              73%

        Changes in Control.
        -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        Identification of Directors and Executive Officers.
        ---------------------------------------------------

     The following table sets forth the name of the Company's current directors and executive officers. This person will serve until the next annual meeting of the stockholders (held the third Friday in August of each year) or until his successors are elected or appointed and qualified, or his prior resignation or termination.

                                        Date of         Date of
                    Positions           Election or     Termination
Name                  Held              Designation     or Resignation
----                  ----              -----------   --------------
Alycia C. Anthony    DIRECTOR &         11-25-99           *
                     PRESIDENT

Cecil C. Wall        DIRECTOR &         04-15-98           *
                     VICE PRESIDENT

Rick R. Anthony      DIRECTOR &         11-11-99           *
                     SECRETARY


          * These persons presently serves in the capacities indicated.

Business Experience.
--------------------

     Alycia C. Anthony, President and a director is 26 years of age. Ms. Anthony graduated from the University of Utah, in Salt Lake City. She graduated with a bachelor of science, economics degree. Further, she received her masters in Economics from the University of Utah. Ms. Doolin has been working as an financial analyst with the Salt Lake Organizing Committee responsible for the 2002 Winter Olympics.

     Cecil Wall, Vice President and a director is 69 years of age. Mr. Wall attended Utah State University, in Logan Utah. He was the founder of of Altex Oil Corp. an oil and gas company. Mr. Wall specializes and has been in the field of oil and ga s for over the past thirty years.

     Rick Anthony, Secretary and a director is 27 years of age. Mr. Anthony graduated from the University of Utah in Salt Lake City, Utah. He graduated with a bachelor of arts, Art degree. Mr. Anthony is currently attending the University of Utah and is working to receive a masters in Public Administration. Mr. Anthony is also working as a teacher in the Granite School District.

Significant Employees.
----------------------

The Company has no employees who are not executive officers.

Family Relationships.
---------------------

Other than Alycia C. Anthony and Rick R. Anthony are husband and wife, there are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                       Annual Compensation Awards Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------



Alycia C.
Anthony,     10/31/00   0     0     0      0     0     0   0
Director,    10/31/99   0     0     0      0     0     0   0
President

Cecil C.
Wall
Director,    10/31/00   0     0     0      0     0     0   0
Vice         10/31/99   0     0     0      0     0     0   0
President

Rick R.
Anthony,     10/31/00   0     0     0      0     0     0   0
Director,    10/31/99   0     0     0      0     0     0   0
Secretary

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the years ended October 31, 2000. No employee, director, or executive officer have been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

The company has no parents, except to the extent that its directors and executive officers may be deemed to be parents due to their collective ownership of 94% of the company's outstanding common stock.

Transactions with Promoters.
----------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

        Common Stock
        ------------

The Company has one class of securities authorized, consisting of 50,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

        No Outstanding Options, Warrants or Calls
        -----------------------------------------

There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

        No Provisions Limiting Change of Control
         ----------------------------------------

There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          -------------------------------------------------

Related Market Information.
---------------------------

There has not been any established "public market" for shares of common stock of the Company for over the past ten years. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market.

Holders.
--------

The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 273.

Dividends.
----------

The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
--------------------------

The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

On December 1, 2000, the Company issued 1,000,000 shares pursuant to Rule 701 of Securities Act of 1933. These shares were issued to two of the Company's consultants, in accordance with a written compensation plan adopted by the Board of Directors for services in the amount of $1,000, rendered to the Company, issued at $.001 per share.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Article V of the Company's Bylaws makes the provisions of Section 16-10a-902(1) mandatory with respect to the indemnification of Company directors and executive officers. See the Exhibit Index of this Registration Statement.

                                    PART F/S

                          Index to Financial Statements

                  Report of Certified Public Accountants

Financial Statements

--------------------

     Financial Statements
     October 31, 2000 (audited)
     ------------------------

     Independent Auditors' Report

     Balance Sheet

     Statement of Operations

     Statement of Stockholders' Equity

     Statement of Cash Flows

     Notes to the Financial Statements

                             BRENEX OIL CORPORATION

                              FINANCIAL STATEMENTS

                      YEARS ENDED OCTOBER 31, 2000 AND 1999

                                       AND

                          INDEPENDENT AUDITORS' REPORT


                             BRENEX OIL CORPORATION

                                Table of Contents

Independent Auditors' Report                                                              1

Financial Statements

        Statements of Financial Position                                                  2

        Statements of Operations                                                          3

        Statement of Stockholders' Deficit                                                4

        Statements of Cash Flows                                                          5

        Notes to Financial Statements                                                     6


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Brenex Oil Corporation
Salt Lake City, Utah

We have audited the statements of financial position of Brenex Oil Corporation as of October 31, 2000 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the three years ended October 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brenex Oil Corporation as of October 31, 2000 and 1999, and the results of its operations, changes in stockholders' deficit and cash flows for the three years ended October 31, 2000, 1999, 1998, in conformity with generally accepted accounting principles.

/S/ THURMAN SHAW & CO., L.C.
Thurman Shaw & Co., L.C.
Bountiful, Utah
November 29, 2000



                             BRENEX OIL CORPORATION

                        Statements of Financial Position

                            October 31, 2000 and 1999

                                                                     2000          1999
                                                                 -----------    -------


ASSETS

Current assets                                                   $      -       $     -
                                                                 -----------    -------


      Total assets                                               $      -       $     -
                                                                 ===========    =======




LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                                              $      -       $     -
                                                                 -----------    -------

Stockholders' equity

    Common stock, $.0001 par value; 50,000,000
      shares authorized; 15,003,951 shares issued
       and outstanding                                                    15            15

    Additional paid-in capital                                       470,491       470,491

    Accumulated deficit during the development stage                (470,506)     (470,506)
                                                                 -----------    ----------


        Total stockholders' equity                                      -             -
                                                                 -----------    ----------


        Total liabilities and stockholders' equity               $      -       $     -
                                                                 ===========    ==========

          The accompanying notes are an integral part of these financial statements.




                             BRENEX OIL CORPORATION

                            Statements of Operations

                   Years Ended October 31, 2000, 1999 and 1998

                                                          2000          1999           1998
                                                      -----------    -----------   --------


Revenues                                              $      -       $      -      $      -
                                                      -----------    -----------   --------

Operating expenses                                           -              -             -
                                                      -----------    -----------   --------

Total operating expenses                                     -              -             -
                                                      -----------    -----------   --------

Loss before income taxes                                     -              -             -
                                                      -----------    -----------   --------

Income taxes                                                 -              -             -
                                                      -----------    -----------   --------

Net income (loss)                                     $      -       $      -      $      -
                                                      ===========    ===========   ========

Basic and diluted income (loss) per common share      $      -       $      -      $      -
                                                      ===========    ===========   ========



Weighted average number of common
 shares used in per share calculation                  15,003,951     15,003,951    15,003,951
                                                      ===========    ===========   ===========


          The accompanying notes are an integral part of these financial statements.




                                         BRENEX OIL CORPORATION

                                    Statement of Stockholders' Equity
                             From October 31, 1997 Through October 31, 2000

                                                 Common Stock      Additional
                                      -----------------------
                                                                     Paid-In      Accumulated

                                         Shares        Amount        Capital        Deficit        Total
                                      -----------  ------------    -----------   -----------    --------

Balance, October 31, 1997              15,003,951    $       15    $   470,491   $  (470,506)  $       -

Net (loss)                                   -             -              -             -              -
                                      -----------    ----------    -----------   -----------    --------

Balance, October 31, 1998              15,003,951            15        470,491      (470,506)          -

Net (loss)                                   -             -              -             -              -
                                      -----------    ----------    -----------   -----------    --------

Balance, October 31, 1999              15,003,951            15        470,491      (470,506)          -

Net (loss)                                   -             -              -             -              -
                                      -----------    ----------    -----------   -----------    --------

Balance, October 31, 2000              15,003,951    $       15    $   470,491   $  (470,506)  $       -
                                      ===========    ==========    ===========   ===========   =========



          The accompanying notes are an integral part of these financial statements.




                             BRENEX OIL CORPORATION

                            Statements of Cash Flows

                   Years Ended October 31, 2000, 1999 and 1998

                                                          2000          1999           1998
                                                      -----------    -----------   --------

Cash Flows From Operating Activities

  Net income (loss)                                   $      -       $      -      $      -
                                                      -----------    -----------   --------

      Net cash flows from operating activities               -              -             -
                                                      -----------    -----------   --------


Cash Flows From Investing Activities                         -              -             -
                                                      -----------    -----------   --------


Cash Flows From Financing Activities                         -               -            -
                                                      -----------    -----------   --------


Net increase/decrease in cash                                -               -            -

Cash balance at beginning of period                           -              -            -
                                                      -----------    -----------   ---------

Cash balance at end of period                         $      -      $        -    $       -
                                                      ===========   ============  =========


     The accompanying notes are an integral part of these financial statements.




                             BRENEX OIL CORPORATION

                          Notes to Financial Statements

1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations

        The Brenex Oil Corporation (the "Company), formerly Deseret Automotive Research, Inc., was incorporated under the laws of the State of Utah on August 9, 1977. On September 1, 1981, the Company's directors formally changed the name to Brenex Oil Corporation. The Company had significant operations up through 1984, but subsequently ceased operations.

        The fiscal year end of the Company was December 31. However, at a board meeting on October 23, 2000, the Board of Directors changed the fiscal year end of the Company to October 31. This change has been made retroactive to the period ended October 31, 1998.

        On February 7, 2000, the Board of Directors filed amended Articles of Incorporation which changed the par value of the common stock from $.01 per share to $.0001 per share. The financial statements have presented this change retroactively in the accompanying financial statements.

        Basic and Diluted Loss Per Share

        The Company computes basic and diluted loss per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings Per Share. Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to stock options. There were no stock options outstanding as of October 31, 2000. Therefore, basic and diluted loss per share are the same.

        Cash and Cash Equivalents

        The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

        Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.      INCOME TAXES

        There was no provision for or benefit from income taxes for any period. An income tax return has not been filed since the Company ceased operations. If income tax returns had been filed, the Company would have a net operating loss carryforward of $29,714 that would expire in the year 2000.

                             PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number      Description*
------      ------------


 3.1        Articles of Incorporation

 3.3        Articles of Amendment to the Articles of Incorporation

 3.3(i)     Articles of Amendment to the Articles of Incorporation

 3.2        Bylaws

 27         Financial Data Schedule

     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             KENTEX PETROLEUM, INC.

Date: 12/21/00                               By:/S/ALYCIA ANTHONY
     ----------                              ------------------------
                                             Alycia Anthony, Director
                                             and President

Date: 12/21/00                               By:/S/RICK ANTHONY
     ----------                              ------------------------
                                             Rick Anthony, Director
                                             and Secretary

EX-3.1


                            ARTICLES OF INCORPORATION
                                       OF
                        DESERET AUTOMOTIVE RESEARCH, INC.

                           ARTICLE I - Corporate Name

        The name of the corporation is DESERET AUTOMOTIVE RESEARCH, INC.

                              ARTICLE II - Duration

This corporation shall commence from the date of qualification, and shall continue perpetually, unless sooner dissolved or disincorporated according to law.

                             ARTICLE III - Purposes

The purposes for which this corporation is formed, in the pursuit of business to be engaged in, are and shall be:

     A.  To  do  experimental   research  and  development  work  with  internal
     combustion engines or other type engines or motors of any kind and description that are or may be utilized for automotive applications.

     B. To engage in any business or economic activity, permitted by law, which it may be requested to do in performance of its duties for another.

     C. To hold, acquire, mortgage, lease, sell, and convey real and personal property of every kind and nature, whether as principals, agents, trustees or otherwise.

     D. To purchase, improve, develop, lease, exchange, sell, dispose of, and otherwise deal in and turn to account, real estate; to purchase, lease, build, construct, erect, occupy, and manage buildings of every kind and character whatsoever; to finance the purchase, improvement, development, and construction of land and buildings belonging to or to be acquired by this company, or any other person, firm or corporation; to act as agent, trustee or representative of another in connection with such activities enumerated above.

     E. To produce, purchase, import, or to otherwise acquire, and to sell, distribute, export or otherwise deal in, whether as principal or agent, goods, wares, merchandise and materials of every kind and description, whether now known or hereafter to be discovered or invented.

     F. To enter into partnership or any arrangement for sharing profits, union of interests or reciprocal concessions, and to cooperate with any person or company carrying on or about to carry on any business which this company is authorized to carry on, or any business or transaction capable of being conducted so as, directly or indirectly, to benefit this company.


     G. To borrow or lend money with or without security without limitation of amount; to negotiate loans, to draw, accept, endorse and discount, buy and sell or hold commercial papers, bills of exchange and promissory notes; to issue, execute, sell and negotiate bonds, notes, debentures and other evidences of indebtedness, either secured or unsecured.

     H. To buy, sell, exchange, negotiate, or otherwise deal in, or hypothecate securities, stocks, bonds, debentures, mortgages, notes or other collaterals or securities created or issued by any corporation wherever organized, including this corporation within such limits as may be provided by law, and while the owner of any such stocks or other collaterals to exercise all the rights, powers, and privileges of ownership, including the right to vote the same; to subscribe for stock in any corporation to be organized, or otherwise to promote the organization thereof; to purchase or otherwise acquire and undertake all, or any part, of the business, property, and assets and the liabilities of any person, firm or company carrying on any kind of business which this company is authorized to carry on.

     I. To enter into, make and perform contracts of every sort and kind with any person, firm or corporation, and, without limit as to the amount, to draw, make, accept, endorse, discount and execute, promissory notes, bills of exchange, and other instruments and evidences of indebtedness whether secured by mortgage or otherwise.

     J. To engage in any business for profit in which an individual may lawfully engage.

     K. The foregoing clauses shall be construed as purposes, objects and powersand the matters expressed in each clause shall, except as otherwise expressly provided, be in no wise limited or restricted by reference to or inference from the terms of any other clause (or any other matter within the same clause), but shall be regarded as independent powers, purposes, and objects, and the enumeration of specific purposes, objects and powers shall not be construed to limit or restrict in any manner the meaning of the general terms or the general powers of the corporation, nor shall the expression of one thing be deemed to exclude another, although it be of like nature, not expressed. The occurrence within any of the foregoing clauses of any purpose, power, or object prohibited by the laws of the State of Utah, or any other state or country in which this corporation shall be qualified to do business, shall not invalidate any other purpose, power or object not so prohibited, by reason of its contiguity or apparent association therewith.


                           ARTICLE IV - Capital Stock

The aggregate number of shares which the corporation shall have authority to issue shall be FIFTY MILLION shares at a par value of ONE CENT ($.01) each; all shares are to be fully paid non-assessable, one class only, each having full voting rights.

                         ARTICLE V - Issuance of Shares

The Corporation shall not commence business until at least One Thousand Dollars ($1,000.00) has been received by it as consideration for the issuance of shares.

                  ARTICLE VI - Provision with Respective Rights

Shareholders shall not have the pre-emptive right to acquire additional or treasury shares of the corporation.

               ARTICLE VII - Provision Regarding Internal Affairs

The majority of stock represented at a meeting of shareholders shall be sufficient to constitute a quorum of shareholders. A majority vote by those shareholders present and constituting a quorum shall be sufficient to effectuate corporate action by the shareholders. A majority of directors present at a directors meeting will constitute a quorum of directors. A majority vote by those directors present and constituting a quorum will be sufficient to effectuate corporate action.

                   ARTICLE VIII - Registered Office And Agent

The address of the initial registered office of the corporation is 375 Chipeta Way, Suite 2B, P. 0. Box 8106, Salt Lake City, Utah 84108. The name of its initial registered agent at such address is Calvin W. Jackson.

                              ARTICLE IX Directors

The number of directors constituting the initial Board of Directors of the corporation is seven (7); and the names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and shall qualify are:

Name                    Address

Calvin W. Jackson       2970 East 4310 South, Salt Lake City, Utah 84117

Amos R. Jackson         2887 McClelland Street, Salt Lake City, Utah 84106

J. Shane Mather         2729 South Highland Drive, Salt Lake City, Utah 84106

Roland B. Carlson       1614 Olive Drive, Salt Lake City, Utah 84117

Oscar M. Hunter         975 Military Drive, Salt Lake City, Utah 84108

Thomas C. Jackson       428 N. Star Crest Drive, Salt Lake City, Utah 84116

Don Casull              2459 Cardinal Way, Salt Lake City, Utah 84121

                            ARTICLE X - Incorporators

                  The name and address of each incorporator is:

Calvin W. Jackson       2970 East 4310 South, Salt Lake City, Utah 84117

Amos R. Jackson         2887 McClelland Street, Salt Lake City, Utah 84106

J. Shane Mather         2729 South Highland Drive, Salt Lake City, Utah 84106

                          ARTICLE XI - Initial Officers

                The initial officers of the corporation shall be:

                          Calvin W. Jackson - President
                        Amos R. Jackson - Vice-President
                      J. Shane Mather - Secretary-Treasurer

                            ARTICLE XII - Fiscal Year

The fiscal year of the corporation shall be January 1 to December 31.

                        ARTICLE XIII - Cumulative Voting

There shall be no right to cumulative voting.


Dated this 9th day of August 1977.


/S/ CALVIN W. JACKSON
/S/ AMOS R. JACKSON
/S/ J. SHANE MATHER


I, a Notary Public, hereby certify that on the 9th day of August, 1977, personally appeared before me CALVIN W. JACKSON, AMOS R. JACKSON, and J. SHANE MATHER, who being by me first duly sworn, severally declared that they are the persons that signed the forgoing document as Incorporators and that the statements herein contained are true excepting as to those things of which they are informed and which they also verily believe to be true.

/S/NOTARY PUBLIC

Residing In Salt Lake County, Utah
My Commission Expires: May 22, 1980

EX-3.3
                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                        DESERET AUTOMOTIVE RESEARCH, INC.

Pursuant to the provisions of Section 16-10-57 of the Utah Business Corporation Act, the Undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The present name of the Corporation is Deseret Automotive Research, Inc.

SECOND: The present authorized capital of the Corporation is Five Hundred Thousand Dollars ($500,000), consisting of 50 million shares of non-assessable common stock, each such share of common stock having a par value of one cent ($.01).

THIRD: The following amendment to the Articles of Incorporation was adopted by the shareholders of the Corporation on August 28, 1981, in the manner prescribed by the Utah Business Corporation Act:

"The name of the Corporation is hereby changed to Brenex Oil Corporation."

FOURTH: The number of shares of the Corporation outstanding at the time of such adoption was 26,345,000 shares; and the number of shares entitled to vote thereon was 26,345,000.

FIFTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows:

None

SIXTH: The number of shares voted for such amendment was and the number of shares voted against such amendment was 18,731,900; and the number of shares voted against such amendment was none.

SEVENTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was:

None

EIGHTH: The manner, if not set forth in such amendment in which any exchange, reclassification, or cancellation of Issued shares provided for in the amendment shall be effected as follows:

No Change

NINTH: The manner in which such amendment effects a change in the amount of stated capital and the amount of stated capital as changed by such amendment are as follows:

No Change

DATED this 28th day of August, 1981.


DESERET AUTOMOTIVE RESEARCH, INC.

/S/ LIONEL BRENNEMAN President

ATTEST:


/S/ WILLIAM SHICKTANZ
Secretary


STATE OF UTAH           )
                        ) SS.
County of Salt Lake     )

I, Craig Vincent, a Notary Public, do hereby certify that on the 28day of August, 1981, personally appeared before me Lionel Brenneman and William Shicktanz and who being by me first duly sworn declared that they are the president and secretary, respectively, of Deseret Automotive Research, Inc., and that they have signed the foregoing document in said capacities, and that the statements therein contained are true. pectively, of Deseret Automotive Research, Inc., and that they have signed the foregoing document in said capacities, and that the statements therein contained are true.

/S/ NOTARY PUBLIC
My Commission Expires: November 13, 1984

EX-3.3(i)
                             ARTICLES OF AMENDMENT
                                    TO THE
                          ARTICLES OF INCORPORATION
                                      OF
                               BRENEX OIL CORP.


      Pursuant to the provisions of the Utah Business Corporation Act, the undersigned Corporation hereby, adopts the following Articles of Amendment to its Articles of Incorporation.

                                      I

                       The name of the Corporation is:

                              Brenex Oil Corp.

                                      II

      The following amendments to the Articles of Incorporation were adopted by the Board of Directors of the Corporation:

      FIRST:Article IV shall be amended as follows, to-wit:

      The aggregate number of shares which the corporation shall have authority to issue shall be fifty million shares at a par value of $.0001 per share; all shares are to be fully paid non-assessable, one class only, each having full voting rights

      SECOND:     Shareholder approval is not required.
      -------

      IN WITNESS WHEREOF, Brenex Oil Corp. has caused this Certificate to be signed by Alycia Anthony, the company's President and Rick Anthony the company's Secretary. This day of February, 2000.

                                          By: /S/ALYCIA ANTHONY
                                          Alycia Anthony, President


                                          By: /S/RICK ANTHONY
                                          Rick Anthony, Secretary

EX-2

                                     BYLAWS
                                       OF

                                BRENEX OIL CORP.

                                    ARTICLE I
                                     OFFICES

      Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.

      Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                  ARTICLE II
                                 SHAREHOLDERS

      Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

      Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

     Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

      Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

      Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

      Section 2.06 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

     In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

      Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

      Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

      Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

     Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

      Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                 ARTICLE III
                                  DIRECTORS

      Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

      Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

     Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

      Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

      Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

      Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

      Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

      Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

      Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

      Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

      Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

      Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

     Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

      Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                  ARTICLE IV
                                   OFFICERS

      Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

      Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

      Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

      Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

      Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

      Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

      Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

      (a) He or she shall preside at all shareholders' meetings;

      (b) He or she shall preside at all meetings of the Board of Directors; and

      (c) He or she shall be a member of the executive committee, if any.

     Section 4.08 The President. The president shall have the following powers and duties:

      (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

      (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

      (c) He or she shall be a member of the executive committee, if any;

     (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

      (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

     Section 4.10 The Secretary. The secretary shall have the following powers and duties:

      (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

     (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

      (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

      (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

      (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

      (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

      (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

     (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

      (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

      (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

      (d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

      (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

      (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

      (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

     Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

      (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

      (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

      (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

      (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

      Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

      Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                  ARTICLE V
                EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                        AND DEPOSIT OF CORPORATE FUNDS

      Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

     Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

      Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

      Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

      Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

      Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

     Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                  ARTICLE VI
                                CAPITAL SHARES

      Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

      Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

     Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

      Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

      Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

      Section 6.06 Closing of Transfer Books and Fixing of Record Date.
                   ---------------------------------------------------

      (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

      (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

     (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

      Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

      Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act,
Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

                                 ARTICLE VII
                   EXECUTIVE COMMITTEE AND OTHER COMMITTEES

     Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

      Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

      Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

      Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

      Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

      Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

      Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

      Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                 ARTICLE VIII
                       INDEMNIFICATION, INSURANCE, AND
                        OFFICER AND DIRECTOR CONTRACTS

      Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

      Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

      Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

      Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

      8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                  ARTICLE IX
                                 FISCAL YEAR

      The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                                  ARTICLE X
                                  DIVIDENDS

      The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                  ARTICLE XI
                                  AMENDMENTS

      All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

     (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

      (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                           CERTIFICATE OF SECRETARY

      The undersigned does hereby certify that he or she is the secretary of Brenex Oil Corp., a corporation duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 25th day of November, 1999 and that the above and foregoing Bylaws are now in full force and effect.

      DATED this 25th day of November, 1999.

      /S/ RICK ANTHONY

      Rick Anthony, Secretary